Exhibit 99.1

2018 THIRD QUARTER RESULTS

CNH Industrial reported 2018 third quarter consolidated revenues of $6.7 billion, with net income up 285% to $231 million, or $0.16 per share.

Net industrial debt(3)(4) at $2.0 billion

Financial results presented under U.S. GAAP(1)(2)

•	Industrial Activities net sales were flat compared to the third quarter of 2017 (up 4% on a constant currency basis), with an 18% improvement in Construction Equipment and a 4% increase in Agricultural Equipment offset by declines in Commercial Vehicles and Powertrain

•	Adjusted EBIT(3)(4) of Industrial Activities increased 24% to $321 million, with a 5.1% margin (up 1.0 percentage points). Adjusted EBITDA(3)(4) of Industrial Activities was $591 million, with a 9.5% margin (up 1.1 percentage points)

•	Adjusted net income(3)(4) was $222 million (a $71 million increase, or up 47%, compared to the third quarter of 2017), with adjusted diluted EPS(3)(4) of $0.16 (up $0.05 per share)

•	Net industrial debt was $2.0 billion at September 30, 2018, $0.7 billion higher than at June 30, 2018, due to the seasonal increase in net working capital

•	On August 8, S&P Global Ratings raised its long-term issuer credit ratings on both CNH Industrial N.V. and CNH Industrial Capital LLC to “BBB” from “BBB-” with a “stable” outlook

•	In the quarter, CNH Industrial Capital LLC issued $500 million in principal amount of 4.200% Notes due 2024, and CNH Industrial Finance Europe S.A. issued €500 million in principal amount of 1.875% Notes due 2026

•	In September, CNH Industrial was named as Industry Leader in Machinery and Electrical Equipment in the Dow Jones Sustainability Indices (DJSI), World and Europe, for the 8th consecutive year

•	Full year guidance for net sales of Industrial Activities, adjusted diluted EPS and net industrial debt is confirmed, with adjusted diluted EPS expected now at the high end of the range

CNH INDUSTRIAL

Summary of Results ($ million except EPS)

Nine Months ended September 30,				Three Months ended September 30,
2018	2017	Change		2018	2017	Change
21,504	19,477	10.4%	Consolidated revenues	6,686	6,689	0.0%
841	342	499	Net income	231	60	171
823	461	362	Adjusted net income	222	151	71
0.60	0.24	0.36	Basic EPS ($)	0.16	0.04	0.12
0.60	0.24	0.36	Diluted EPS ($)	0.16	0.04	0.12
0.58	0.33	0.25	Adjusted diluted EPS ($)	0.16	0.11	0.05

London (UK) - (November 7, 2018) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $6,686 million for the third quarter of 2018, in line with the third quarter of 2017. Net sales of Industrial Activities were $6,245 million in the third quarter of 2018, flat compared to the third quarter of 2017 (up 4% on a constant currency basis). Net income of $231 million for the third quarter of 2018 included a pre-tax gain of $30 million ($23 million net of tax impact) as a result of the amortization over approximately 4.5 years

(1)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)

On January 1, 2018, the Company adopted, on a retrospective basis, updated FASB accounting standards for revenue recognition (ASC 606), retirement benefits accounting (ASU 2017-07) and cash flow presentation (ASU 2016-18) and began using Adjusted EBIT and Adjusted EBITDA. Please refer to “About this Press Release” section of this press release for additional information.

(3)

This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

(4)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2018 THIRD QUARTER RESULTS

of the $527 million positive impact from the modification of a healthcare plan following the favorable judgment issued by the United States Supreme Court, as previously announced by the Company on April 16, 2018. In the third quarter of 2017, net income included a charge of $39 million related to the repurchase of Notes, as well as $53 million of restructuring charges (compared to $8 million in the third quarter of 2018).

Adjusted net income was $222 million for the third quarter of 2018 compared to $151 million in the third quarter of 2017, with an adjusted diluted EPS of $0.16 ($0.11 in the third quarter of 2017).

Adjusted EBIT of Industrial Activities was $321 million in the third quarter of 2018, an increase of $63 million (or up 24%) compared to the third quarter of 2017. Adjusted EBIT margin increased 1.0 percentage points (“p.p.”) to 5.1%.

Adjusted EBITDA of Industrial Activities was up 13% to $591 million for the third quarter of 2018 compared to $522 million in the third quarter of 2017, with an adjusted EBITDA margin of 9.5%, up 1.1 p.p. compared to the third quarter of 2017, as a result of improvements in operating profitability.

Income taxes were $131 million in the third quarter of 2018 ($62 million in the third quarter of 2017). Adjusted income taxes(1)(2) for the third quarter of 2018 were $118 million ($63 million in the third quarter of 2017). The adjusted effective tax rate (adjusted ETR)(1)(2) was 36% in the quarter (33% in the third quarter of 2017). The adjusted ETR year-to-date was 28%, in line with the Company’s full year 2018 expectation.

Net industrial debt of $2.0 billion at September 30, 2018 increased by $0.7 billion from June 30, 2018 due to the seasonal increase in net working capital. Total debt of $24.0 billion at September 30, 2018 was down $0.4 billion compared to June 30, 2018. At September 30, 2018, available liquidity(1)(2) was $8.3 billion, down $0.1 billion compared to June 30, 2018.

On August 8, 2018, S&P Global Ratings raised its long-term issuer credit ratings on CNH Industrial N.V. and its subsidiary, CNH Industrial Capital LLC, to “BBB” from “BBB-”. The short-term rating was raised to “A-2” from “A-3”. The outlook of both companies is “stable”.

During the quarter, CNH Industrial Capital LLC issued $500 million in principal amount of 4.200% Notes due 2024, and CNH Industrial Finance Europe S.A. issued €500 million in principal amount of 1.875% Notes due 2026.

(1)

This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

(2)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2018 THIRD QUARTER RESULTS

Segment Results

CNH INDUSTRIAL

Revenues by Segment ($ million)

Nine Months ended September 30,					Three Months ended September 30,
2018	2017	% change	% change excl. FX(1)		2018	2017	% change	% change excl. FX(1)
8,527	7,553	12.9	12.8	Agricultural Equipment	2,636	2,547	3.5	8.4
2,207	1,770	24.7	24.6	Construction Equipment	726	618	17.5	21.2
7,788	7,296	6.7	2.4	Commercial Vehicles	2,404	2,573	-6.6	-3.0
3,376	3,211	5.1	0.0	Powertrain	972	1,074	-9.5	-6.4
(1,774)	(1,777)	—	—	Eliminations and other	(493)	(574)	—	—

20,124	18,053	11.5	9.2	Total Industrial Activities	6,245	6,238	0.1	4.2

1,469	1,492	-1.5	-0.7	Financial Services	469	478	-1.9	2.3
(89)	(68)	—	—	Eliminations and other	(28)	(27)	—	—

21,504	19,477	10.4	8.4	Total	6,686	6,689	0.0	4.0

(1)

Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Adjusted EBIT by Segment ($ million)

Nine Months ended September 30,						Three Months ended September 30,
2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin		2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin
778	549	229	9.1%	7.3%	Agricultural Equipment	196	173	23	7.4%	6.8%
59	(22)	81	2.7%	(1.2)%	Construction Equipment	26	2	24	3.6%	0.3%
209	132	77	2.7%	1.8%	Commercial Vehicles	68	43	25	2.8%	1.7%
285	259	26	8.4%	8.1%	Powertrain	82	88	-6	8.4%	8.2%
(178)	(123)	-55	—	—	Unallocated items, eliminations and other	(51)	(48)	-3	—	—

1,153	795	358	5.7%	4.4%	Total Industrial Activities	321	258	63	5.1%	4.1%

407	381	26	27.7%	25.5%	Financial Services	123	126	-3	26.2%	26.4%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

1,560	1,176	384	7.3%	6.0%	Total	444	384	60	6.6%	5.7%

2018 THIRD QUARTER RESULTS

CNH INDUSTRIAL

Adjusted EBITDA by Segment ($ million)

Nine Months ended September 30,						Three Months ended September 30,
2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin		2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin
1,009	786	223	11.8%	10.4%	Agricultural Equipment	272	255	17	10.3%	10.0%
105	26	79	4.8%	1.5%	Construction Equipment	41	18	23	5.6%	2.9%
661	522	139	8.5%	7.2%	Commercial Vehicles	216	177	39	9.0%	6.9%
383	352	31	11.3%	11.0%	Powertrain	113	120	-7	11.6%	11.2%
(177)	(123)	-54	—	—	Unallocated items, eliminations and other	(51)	(48)	-3	—	—

1,981	1,563	418	9.8%	8.7%	Total Industrial Activities	591	522	69	9.5%	8.4%

595	583	12	40.5%	39.1%	Financial Services	182	198	-16	38.8%	41.4%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

2,576	2,146	430	12.0%	11.0%	Total	773	720	53	11.6%	10.8%

Agricultural Equipment’s net sales increased 4% in the third quarter of 2018 compared to the third quarter of 2017 (up 8% on a constant currency basis). The increase was primarily the result of price realization across all regions and higher sales volumes in NAFTA, partially offset by a revenue decrease in APAC, primarily Australia.

Adjusted EBIT was $196 million in the third quarter of 2018, a $23 million increase compared to the third quarter of 2017. Adjusted EBIT margin increased 0.6 p.p. to 7.4% compared to the third quarter of 2017. The increase was mainly attributable to favorable net price realization, while the anticipated raw material cost increase was offset by manufacturing efficiencies and lower warranty cost due to improved quality performance. Similar to previous quarters, Agricultural Equipment maintained increased product development spending by 10%, related primarily to precision farming and compliance with Stage V emissions requirements.

Construction Equipment’s net sales increased 18% in the third quarter of 2018 compared to the third quarter of 2017 (up 21% on a constant currency basis), as a result of positive net price realization and favorable end-user demand, primarily in NAFTA and APAC.

Adjusted EBIT was $26 million in the third quarter of 2018, a $24 million increase compared to the third quarter of 2017, with an adjusted EBIT margin increase of 3.3 p.p. to 3.6%, as a result of higher volume, favorable product mix, and net price realization, more than offsetting raw material cost increases. In the quarter, production levels were 13% above retail demand, in anticipation of the fourth quarter retail seasonality.

Commercial Vehicles’ net sales decreased 7% in the third quarter of 2018 compared to the third quarter of 2017 (down 3% on a constant currency basis), as a result of lower sales volume primarily in heavy vehicle trucks in EMEA partially offset by favorable pricing across all regions. Total deliveries were down 8% year-over-year, as increased volumes in light commercial vehicles and in buses (as a result of increased end-user demand in EMEA and Brazil) were more than offset by the impact of lower EMEA volumes in heavy vehicles. The decline in heavy vehicle sales is attributable to a strategy shift, which focuses sales on a more profitable product portfolio, including alternative propulsion vehicles.

Adjusted EBIT was $68 million for the third quarter of 2018, a 58% increase compared to the third quarter of 2017, with an adjusted EBIT margin of 2.8% (up 1.1 p.p. compared to the third quarter of 2017). The increase was the result of favorable product mix and positive net price realization, primarily in the truck product line-up.

Powertrain’s net sales decreased 10% in the third quarter of 2018 compared to the third quarter of 2017 (down 6% on a constant currency basis), due to lower sales volume, primarily attributable to a different calendarization of the engine sales associated with the transition to the new Stage V regulation. Sales to external customers accounted for 52% of total net sales (48% in the third quarter of 2017).

2018 THIRD QUARTER RESULTS

Adjusted EBIT was $82 million for the third quarter of 2018 compared to $88 million for the third quarter of 2017. Adjusted EBIT margin slightly increased to 8.4% as favorable product mix more than offset a 9% decline in engine volumes and higher product development spending.

Financial Services’ revenues totaled $469 million in the third quarter of 2018, a 2% decrease compared to the third quarter of 2017 (up 2% on a constant currency basis), primarily due to a lower average portfolio balance in NAFTA, partially offset by growth in other regions.

In the third quarter of 2018, retail loan originations (including unconsolidated joint ventures) were $2.4 billion, relatively flat compared to the third quarter of 2017. The managed portfolio (including unconsolidated joint ventures) was $25.5 billion as of September 30, 2018 (of which retail was 63% and wholesale 37%), down $0.5 billion compared to September 30, 2017. Excluding the impact of currency translation, the managed portfolio increased $0.4 billion compared to the same period in 2017.

Net income was $92 million in the third quarter of 2018, an increase of $6 million compared to the third quarter of 2017.

2018 Outlook(1)

Despite increasing uncertainties related to the trade policy environment and raw material inflationary headwinds, together with foreign exchange volatility in the emerging economies, CNH Industrial is confirming its 2018 guidance as follows:

•	Net sales of Industrial Activities at approximately $28 billion;

•	Adjusted diluted EPS(2) between $0.67 and $0.71 per share. In light of the 2018 third quarter earnings results, current expectations are at the high end of the range;

•	Net industrial debt at the end of 2018 between $0.7 billion and $0.9 billion.

(1)

2018 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned and anticipated on April 16, 2018, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2018 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 13, 2018.

(2)

Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2018 THIRD QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and STEYR for tractors and agricultural machinery; CASE and New Holland Construction for earth moving equipment; IVECO for commercial vehicles; IVECO BUS and Heuliez Bus for buses and coaches; IVECO ASTRA for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

About this Press Release

On January 1, 2018, the Company adopted, on a retrospective basis, updated FASB accounting standards for revenue recognition (ASC 606), retirement benefits accounting (ASU 2017-07) and cash flow presentation (ASU 2016-18). 2017 figures presented in this press release have been recast to reflect the adoption of such updated accounting standards.

Furthermore, concurrently with the change in accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Effective January 1, 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.

As such, we have introduced Adjusted EBIT and Adjusted EBITDA as new non-GAAP measures in our earnings releases this year. These measures replaced our previous Operating Profit non-GAAP measure. The Company believes Adjusted EBIT and Adjusted EBITDA more fully reflect segment and consolidated profitability. See “Non-GAAP Financial Information” for information about these measures, including how CNH Industrial calculates them.

On April 16, 2018, the Company published a presentation and a webcast to summarize the key impacts on its prior periods’ consolidated financial statements deriving from the adoption of the new accounting standards, as well as the introduction of the new metrics Adjusted EBIT and Adjusted EBITDA.

Additional Information

Today, at 3:30 p.m. CET / 2:30 p.m. GMT/ 9:30 a.m. EST, management will hold a conference call to present 2018 third quarter and first nine months results to financial analysts and institutional investors. The call can be followed live online at: http://bit.ly/CNH_Industrial_Q3_2018 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its results and allow management and investors to assess CNH Industrial’s and our segments’ operating trends, financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our and our business segments’ core operations. These non-GAAP financial measures have no standardized meaning presented in U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies due to potential differences between the companies in calculations. As a result, the use of these non-GAAP measures has limitations and they should not be considered as substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial non-GAAP financial measures are defined as follows:

•	Adjusted EBIT under U.S. GAAP: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

2018 THIRD QUARTER RESULTS

•	Adjusted EBITDA under U.S. GAAP: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items.

•	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•	Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges.

•	Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•	Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•	Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions,

2018 THIRD QUARTER RESULTS

safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2017, prepared in accordance with U.S. GAAP, and in the Company’s EU Annual Report at December 31, 2017, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries	Investor Relations

United Kingdom	United Kingdom

Richard Gadeselli	Federico Donati
Tel: +44 207 7660 346	Tel: +44 207 7660 386

Laura Overall	United States
Tel: +44 207 7660 338
Noah Weiss
Tel: +1 630 887 3745
E-mail: mediarelations@cnhind.com www.cnhindustrial.com

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2018	2017(*)	2018	2017(*)
Revenues
Net sales	6,245	6,238	20,124	18,053
Finance, interest and other income	441	451	1,380	1,424

TOTAL REVENUES	6,686	6,689	21,504	19,477

Costs and Expenses
Cost of goods sold	5,162	5,229	16,606	15,104
Selling, general and administrative expenses	523	555	1,706	1,665
Research and development expenses	254	243	743	662
Restructuring expenses	8	53	16	77
Interest expense(1)	189	258	581	710
Other, net(2)	199	250	752	760

TOTAL COSTS AND EXPENSES	6,335	6,588	20,404	18,978

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	351	101	1,100	499

Income tax (expense)	(131)	(62)	(312)	(223)
Equity in income of unconsolidated subsidiaries and affiliates	11	21	53	66

NET INCOME	231	60	841	342

Net income attributable to noncontrolling interests	9	4	27	12

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	222	56	814	330

(in $)
Earnings per share attributable to common shareholders
Basic	0.16	0.04	0.60	0.24
Diluted	0.16	0.04	0.60	0.24
Cash dividends declared per common share	—	—	0.173	0.118

Notes:

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

(1)	In the three and nine months ended September 30, 2017, Interest expense included the charge of $39 million and $56 million, respectively, related to the repurchase/early redemption of Notes.
(2)	In the three and nine months ended September 30, 2018, Other, net includes the pre-tax gain of $30 million and $50 million, respectively, related to the modification of a healthcare plan in the U.S.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of September 30, 2018 and December 31, 2017

(Unaudited)

(U.S. GAAP)

($ million)	September 30, 2018	December 31, 2017(*)
ASSETS
Cash and cash equivalents	4,113	5,430
Restricted cash	708	770
Trade receivables, net	478	496
Financing receivables, net	18,366	19,795
Inventories, net	7,339	6,452
Property, plant and equipment, net	6,050	6,831
Investments in unconsolidated subsidiaries and affiliates	525	561
Equipment under operating leases	1,772	1,845
Goodwill	2,460	2,472
Other intangible assets, net	759	792
Deferred tax assets(1)	662	852
Derivative assets	119	77
Other assets	1,861	1,925

TOTAL ASSETS	45,212	48,298

LIABILITIES AND EQUITY
Debt	23,999	25,895
Trade payables	5,626	6,060
Deferred tax liabilities	93	94
Pension, postretirement and other postemployment benefits(1)	1,613	2,300
Derivative liabilities	115	98
Other liabilities	8,990	9,594

Total Liabilities	40,436	44,041

Redeemable noncontrolling interest	29	25

Equity(1)	4,747	4,232

TOTAL LIABILITIES AND EQUITY	45,212	48,298

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606).
(1)

In the nine months ended September 30, 2018, the liability for Pension, postretirement and other postemployment benefits decreased by $527 million as a result of the modification of a healthcare plan in the U.S., with a corresponding reduction of $128 million in Deferred tax assets. As a consequence Equity increased by $399 million.

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Nine Months Ended September 30,
($ million)	2018	2017(*)
Operating activities:
Net income	841	342
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	538	540
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	478	430
Loss from disposal of assets	—	6
Loss on repurchase/early redemption of notes	—	56
Undistributed income (loss) of unconsolidated subsidiaries	(4)	(22)
Other non-cash items	109	114
Changes in operating assets and liabilities:
Provisions	(85)	148
Deferred income taxes	7	(81)
Trade and financing receivables related to sales, net	448	28
Inventories, net	(848)	(596)
Trade payables	(35)	232
Other assets and liabilities	(253)	2

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,196	1,199

Investing activities:
Additions to retail receivables	(3,040)	(2,857)
Collections of retail receivables	3,029	3,104
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	3	11
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(293)	(278)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(959)	(1,196)
Other	265	(94)

NET CASH USED IN INVESTING ACTIVITIES	(995)	(1,310)

Financing activities:
Net decrease in debt	(922)	(1,085)
Dividends paid	(240)	(166)
Other	(156)	(16)

NET CASH USED IN FINANCING ACTIVITIES	(1,318)	(1,267)

Effect of foreign exchange rate changes on cash and cash equivalents	(262)	305

DECREASE IN CASH AND CASH EQUIVALENTS	(1,379)	(1,073)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	6,200	5,854

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,821	4,781

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and cash flow presentation (ASU 2016-18).

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities				Financial Services
	Three Months Ended September 30,		Nine Months Ended September 30,		Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2018	2017(*)	2018	2017(*)	2018	2017(*)	2018	2017(*)
Revenues
Net sales	6,245	6,238	20,124	18,053	—	—	—	—
Finance, interest and other income	23	28	73	93	469	478	1,469	1,492

TOTAL REVENUES	6,268	6,266	20,197	18,146	469	478	1,469	1,492

Costs and Expenses
Cost of goods sold	5,162	5,229	16,606	15,104	—	—	—	—
Selling, general and administrative expenses	481	491	1,553	1,480	42	64	153	185
Research and development expenses	254	243	743	662	—	—	—	—
Restructuring expenses	8	53	16	75	—	—	—	2
Interest expense	102	172	333	461	138	141	410	409
Other, net	24	96	228	224	175	154	524	537

TOTAL COSTS AND EXPENSES	6,031	6,284	19,479	18,006	355	359	1,087	1,133

INCOME (LOSS) BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	237	(18)	718	140	114	119	382	359
Income tax (expense)	(100)	(22)	(202)	(104)	(31)	(40)	(110)	(119)
Equity in income of unconsolidated subsidiaries and affiliates	2	14	28	46	9	7	25	20
Results from intersegment investments	92	86	297	260	—	—	—	—

NET INCOME	231	60	841	342	92	86	297	260

Notes:

(*)

2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and retirement benefits accounting (ASU 2017-07).

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of September 30, 2018 and December 31, 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	September 30, 2018	December 31, 2017(*)	September 30, 2018	December 31, 2017(*)
ASSETS
Cash and cash equivalents	3,549	4,901	564	529
Restricted cash	—	—	708	770
Trade receivables	478	490	31	53
Financing receivables	1,161	1,718	19,283	20,699
Inventories, net	7,131	6,236	208	216
Property, plant and equipment, net	6,048	6,829	2	2
Investments in unconsolidated subsidiaries and affiliates	3,193	3,173	215	205
Equipment under operating leases	37	35	1,735	1,810
Goodwill	2,306	2,316	154	156
Other intangible assets, net	746	779	13	13
Deferred tax assets	627	869	160	198
Derivative assets	116	73	10	14
Other assets	1,645	1,742	291	358

TOTAL ASSETS	27,037	29,161	23,374	25,023

LIABILITIES AND EQUITY
Debt	6,627	7,443	19,449	21,075
Trade payables	5,523	5,936	143	193
Deferred tax liabilities	9	94	211	215
Pension, postretirement and other postemployment benefits	1,583	2,280	30	20
Derivative liabilities	97	88	25	20
Other liabilities	8,422	9,063	635	686

Total Liabilities	22,261	24,904	20,493	22,209

Redeemable noncontrolling interest	29	25	—	—

Equity	4,747	4,232	2,881	2,814

TOTAL LIABILITIES AND EQUITY	27,037	29,161	23,374	25,023

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (ASC 606).

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
	Nine Months Ended September 30,		Nine Months Ended September 30,
($ million)	2018	2017(*)	2018	2017(*)
Operating activities:
Net income	841	342	297	260
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	535	536	3	4
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	293	232	185	198
Loss from disposal of assets	—	6	—	—
Loss on repurchase/early redemption of notes	—	56	—	—
Undistributed loss of unconsolidated subsidiaries	(147)	(4)	(25)	(20)
Other non-cash items	80	54	29	60
Changes in operating assets and liabilities:
Provisions	(88)	150	3	(2)
Deferred income taxes	(8)	(85)	15	4
Trade and financing receivables related to sales, net	(56)	89	513	(53)
Inventories, net	(1,186)	(940)	338	344
Trade payables	(10)	228	(36)	3
Other assets and liabilities	(306)	(72)	55	67

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(52)	592	1,377	865

Investing activities:
Additions to retail receivables	—	—	(3,040)	(2,857)
Collections of retail receivables	—	—	3,029	3,104
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	3	11	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(288)	(277)	(5)	(1)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(505)	(717)	(454)	(479)
Other	696	(156)	(470)	17

NET CASH USED IN INVESTING ACTIVITIES	(94)	(1,139)	(940)	(216)

Financing activities:
Net decrease in debt	(603)	(616)	(319)	(469)
Dividends paid	(240)	(166)	(129)	(258)
Other	(156)	(16)	39	45

NET CASH USED IN FINANCING ACTIVITIES	(999)	(798)	(409)	(682)

Effect of foreign exchange rate changes on cash and cash equivalents	(207)	265	(55)	40

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,352)	(1,080)	(27)	7

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,901	4,649	1,299	1,205

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,549	3,569	1,272	1,212

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standards for revenue recognition (ASC 606) and cash flow presentation (ASU 2016-18).

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agricultural Equipment, Construction Equipment, Commercial Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Three Months ended September 30, 2018
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						139	92	231

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						79	—	79
Foreign exchange (gains) losses, net						12	—	12
Finance and non-service component of Pension and other post-employment benefit costs(2)						(17)	—	(17)
Income tax expense						100	31	131
Adjustments:
Restructuring expenses	3	—	5	—	—	8	—	8

Adjusted EBIT	196	26	68	82	(51)	321	123	444

Depreciation and Amortization	75	15	53	31	—	174	—	174
Depreciation of assets under operating leases and assets sold with buy-back commitments	1	—	95	—	—	96	59	155

Adjusted EBITDA	272	41	216	113	(51)	591	182	773

	Three Months ended September 30, 2017
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income (loss)(1)						(26)	86	60

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						144	—	144
Foreign exchange (gains) losses, net						41	—	41
Finance and non-service component of Pension and other post-employment benefit costs						24	—	24
Income tax expense						22	40	62
Adjustments:
Restructuring expenses	2	—	51	—	—	53	—	53

Adjusted EBIT	173	2	43	88	(48)	258	126	384

Depreciation and Amortization	82	16	54	32	—	184	2	186
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	80	—	—	80	70	150

Adjusted EBITDA	255	18	177	120	(48)	522	198	720

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Nine Months ended September 30, 2018
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						544	297	841

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						260	—	260
Foreign exchange (gains) losses, net						134	—	134
Finance and non-service component of Pension and other post-employment benefit costs(2)						(3)	—	(3)
Income tax expense						202	110	312
Adjustments:
Restructuring expenses	4	—	11	1	—	16	—	16

Adjusted EBIT	778	59	209	285	(178)	1,153	407	1,560

Depreciation and Amortization	229	46	161	98	1	535	3	538
Depreciation of assets under operating leases and assets sold with buy-back commitments	2	—	291	—	—	293	185	478

Adjusted EBITDA	1,009	105	661	383	(177)	1,981	595	2,576

	Nine Months ended September 30, 2017
	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						82	260	342

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						368	—	368
Foreign exchange (gains) losses, net						97	—	97
Finance and non-service component of Pension and other post-employment benefit costs						69	—	69
Income tax expense						104	119	223
Adjustments:
Restructuring expenses	12	4	58	1	—	75	2	77

Adjusted EBIT	549	(22)	132	259	(123)	795	381	1,176

Depreciation and Amortization	237	48	158	93	—	536	4	540
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	232	—	—	232	198	430

Adjusted EBITDA	786	26	522	352	(123)	1,563	583	2,146

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

This item includes the pre-tax gain of $50 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP ($ million)

	Consolidated		Industrial Activities		Financial Activities
	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Third party debt	23,999	25,895	5,651	6,461	18,348	19,434
Intersegment notes payable	—	—	976	982	1,101	1,641

Total Debt(1)	23,999	25,895	6,627	7,443	19,449	21,075

Less:
Cash and cash equivalents	4,113	5,430	3,549	4,901	564	529
Restricted cash	708	770	—	—	708	770
Intersegment notes receivable	—	—	1,101	1,641	976	982
Derivatives hedging debt	(12)	(7)	(12)	(7)	—	—

Net debt (cash)(2)	19,190	19,702	1,989	908	17,201	18,794

(1)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $976 million and $982 million as of September 30, 2018 and December 31, 2017, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,101 million and $1,641 million as of September 30, 2018 and December 31, 2017, respectively.

(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $125 million and $659 million as of September 30, 2018 and December 31, 2017, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP

($ million)

	September 30, 2018	June 30, 2018	December 31, 2017
Cash and cash equivalents	4,113	4,560	5,430

Restricted cash	708	657	770
Undrawn committed facilities	3,459	3,141	3,180

Available liquidity	8,280	8,358	9,380

CNH INDUSTRIAL

Change in Net industrial debt under U.S. GAAP ($ million)

Nine Months ended September 30,			Three Months ended September 30,
2018	2017		2018	2017
(908)	(1,609)	Net industrial (debt)/cash at beginning of period	(1,291)	(2,112)
1,981	1,563	Adjusted EBITDA of Industrial Activities	591	522
(465)	(389)	Cash interest and taxes	(175)	(116)
(374)	(191)	Changes in provisions and similar(1)	(95)	(15)
(1,706)	(1,116)	Change in working capital	(941)	(543)

(564)	(133)	Operating cash flow	(620)	(152)

(288)	(277)	Investments in property, plant and equipment, and intangible assets(2)	(130)	(112)
(22)	14	Other changes	20	(22)

(874)	(396)	Net industrial cash flow	(730)	(286)

(396)	(182)	Capital increases and dividends(3)	(24)	(12)
189	(437)	Currency translation differences and other(4)	56	(214)

(1,081)	(1,015)	Change in Net industrial debt	(698)	(512)

(1,989)	(2,624)	Net industrial (debt)/cash at end of period	(1,989)	(2,624)

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	Including share buy-back transactions.
(4)	In the three and nine months ended September 30, 2017, this item also included the charge of $39 million and $56 million, respectively, related to the repurchase/early redemption of Notes.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to Net income and Income tax (expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S. GAAP

($ million, except per share data)

Nine Months ended September 30,			Three Months ended September 30,
2018	2017		2018	2017
841	342	Net income	231	60

(34)	133	Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(22)	92
16	(14)	Adjustments impacting Income tax (expense) (b)	13	(1)

823	461	Adjusted net income	222	151

796	449	Adjusted net income attributable to CNH Industrial N.V.	213	147
1,362	1,366	Weighted average shares outstanding – diluted (million)	1,358	1,367

0.58	0.33	Adjusted diluted EPS ($)	0.16	0.11

1,100	499	Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	351	101

(34)	133	Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(22)	92
1,066	632	Adjusted income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	329	193

(312)	(223)	Income tax (expense)	(131)	(62)

16	(14)	Adjustments impacting Income tax (expense) (b)	13	(1)

(296)	(237)	Adjusted income tax (expense) (B)	(118)	(63)

28%	38%	Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	36%	33%

a) Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates
16	77	Restructuring expenses	8	53
—	56	Cost of repurchase/early redemption of notes	—	39
(50)	—	Pre-tax gain related to the modification of a healthcare plan in the U.S.	(30)	—

(34)	133	Total	(22)	92

b) Adjustment impacting Income tax (expense)
11	(14)	Tax effect of adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	8	(1)
12	—	Valuation allowance on deferred tax assets	12	—
(7)	—	Adjustment to the 2017 impact of U.S. tax reform	(7)	—

16	(14)	Total	13	(1)

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

Nine Months ended September 30,				Three Months ended September 30,
2018	2017	% change		2018	2017	% change
8,572	7,553	13.5	Agricultural Equipment	2,681	2,547	5.3
2,207	1,770	24.7	Construction Equipment	726	618	17.5
7,779	7,296	6.6	Commercial Vehicles	2,395	2,573	-6.9
3,366	3,213	4.8	Powertrain	961	1,075	-10.6
(1,768)	(1,777)	—	Eliminations and other	(487)	(574)	—

20,156	18,055	11.6	Total Industrial Activities	6,276	6,239	0.6

1,471	1,492	-1.4	Financial Services	471	478	-1.5
(140)	(128)	—	Eliminations and other	(43)	(47)	—

21,487	19,419	10.6	Total	6,704	6,670	0.5

CNH INDUSTRIAL

Adjusted EBIT(1)(2) by Segment under EU-IFRS ($ million)

Nine Months ended September 30,						Three Months ended September 30,
2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin		2018	2017	$ change	2018 adjusted EBIT margin	2017 adjusted EBIT margin
776	503	273	9.1%	6.7%	Agricultural Equipment	221	157	64	8.2%	6.2%
41	(48)	89	1.9%	(2.7)%	Construction Equipment	21	(5)	26	2.9%	(0.8)%
214	122	92	2.8%	1.7%	Commercial Vehicles	71	49	22	3.0%	1.9%
281	251	30	8.3%	7.8%	Powertrain	83	88	-5	8.6%	8.2%
(190)	(126)	-64	—	—	Unallocated items, eliminations and other	(59)	(51)	-8	—	—

1,122	702	420	5.6%	3.9%	Total Industrial Activities	337	238	99	5.4%	3.8%

412	381	31	28.0%	25.5%	Financial Services	125	126	-1	26.5%	26.4%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

1,534	1,083	451	7.1%	5.6%	Total	462	364	98	6.9%	5.5%

(1)

Concurrently with the changes following the adoption of the new accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.

(2)

This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Adjusted EBITDA(1)(2) by Segment under EU-IFRS ($ million)

Nine Months ended September 30,						Three Months ended September 30,
2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin		2018	2017	$ change	2018 adjusted EBITDA margin	2017 adjusted EBITDA margin
1,183	905	278	13.8%	12.0%	Agricultural Equipment	351	292	59	13.1%	11.5%
123	41	82	5.6%	2.3%	Construction Equipment	48	24	24	6.6%	3.9%
775	619	156	10.0%	8.5%	Commercial Vehicles	255	220	35	10.6%	8.6%
412	376	36	12.2%	11.7%	Powertrain	124	132	-8	12.9%	12.3%
(189)	(126)	-63	—	—	Unallocated items, eliminations and other	(59)	(51)	-8	—	—

2,304	1,815	489	11.4%	10.1%	Total Industrial Activities	719	617	102	11.5%	9.9%

600	584	16	40.8%	39.1%	Financial Services	184	198	-14	39.1%	41.4%
—	—	—	—	—	Eliminations and other	—	—	—	—	—

2,904	2,399	505	13.5%	12.4%	Total	903	815	88	13.5%	12.2%

(1)

Concurrently with the changes following the adoption of the new accounting standards, the Company reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decisions about resource allocation based upon Adjusted EBIT and Adjusted EBITDA.

(2)

This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS ($ million)

	September 30, 2018	June 30, 2018	December 31, 2017
Total Assets	47,629	48,912	50,798
Total Equity	6,991	6,971	6,684
Equity attributable to CNH Industrial N.V.	6,966	6,948	6,671
Net debt	(19,264)	(19,223)	(19,835)
Of which Net industrial debt(1)	(1,981)	(1,356)	(1,023)

(1)

This item is a non-GAAP financial measure. Refer to the “About this Press Release” and “Non-GAAP Financial Information” sections of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

Nine Months ended September 30,			Three Months ended September 30,
2018	2017		2018	2017
841	342	Net income in accordance with U.S. GAAP	231	60

		Adjustments to conform with EU-IFRS:
(38)	(80)	Development costs	(17)	(16)
424	39	Other adjustments(1)	(89)	13
(111)	21	Tax impact on adjustments(1)	9	13
1	(32)	Deferred tax assets and tax contingencies recognition	14	(23)
276	(52)	Total adjustments	(83)	(13)

1,117	290	Profit in accordance with EU-IFRS	148	47

(1)	In the three and nine months ended September 30, 2018, this item includes the different accounting impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	September 30, 2018	December 31, 2017
Total Equity under U.S. GAAP	4,747	4,232

Adjustments to conform with EU-IFRS:
Development costs	2,354	2,477
Other adjustments	(179)	(112)
Tax impact on adjustments	(591)	(645)
Deferred tax assets and tax contingencies recognition	660	732
Total adjustments	2,244	2,452

Total Equity under EU-IFRS	6,991	6,684

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Nine Months Ended September 30, 2018		At December 31, 2017	Nine Months Ended September 30, 2017
	Average	At September 30		Average	At September 30
Euro	0.837	0.864	0.834	0.898	0.847
Pound sterling	0.740	0.767	0.740	0.784	0.747
Swiss franc	0.972	0.978	0.976	0.983	0.970
Polish zloty	3.558	3.695	3.483	3.829	3.646
Brazilian real	3.598	4.020	3.313	3.173	3.188
Canadian dollar	1.287	1.301	1.254	1.306	1.244
Turkish lira	4.614	6.017	3.791	3.593	3.559

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement(*)

For The Three and Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(EU-IFRS)

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2018	2017(**)	2018	2017(**)
Net revenues	6,704	6,670	21,487	19,419
Cost of sales	5,418	5,495	17,416	15,972
Selling, general and administrative costs	527	535	1,685	1,609
Research and development costs	278	265	804	760
Result from investments:	11	23	55	71
Share of the profit/(loss) of investees accounted for using the equity method	11	23	55	71
Other income/(expenses) from investments	—	—	—	—
Gains/(losses) on the disposal of investments	(1)	—	(1)	—
Restructuring costs	7	53	17	76
Other income/(expenses)(1)	(29)	(34)	425	(66)
Financial income/(expenses)(2)	(199)	(191)	(505)	(483)

PROFIT/(LOSS) BEFORE TAXES	256	120	1,539	524

Income tax (expense)	(108)	(73)	(422)	(234)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	148	47	1,117	290

PROFIT/(LOSS) FOR THE PERIOD	148	47	1,117	290

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	140	44	1,091	279
Non-controlling interests	8	3	26	11

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE(3)	0.10	0.03	0.80	0.20
DILUTED EARNINGS/(LOSS) PER COMMON SHARE(3)	0.10	0.03	0.80	0.20

Notes:

(*)

Concurrently with the changes following the adoption of the new accounting standards, CNH Industrial reviewed the metrics on which the operating segments will be assessed. Starting in 2018, the Chief Operating Decision Maker began to assess segment performance and make decision about resource allocation based upon Adjusted EBIT and Adjusted EBITDA. As a consequence, CNH Industrial no longer reports Trading Profit and Operating Profit on the face of the Income Statement.

(**)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).
(1)	In the nine months ended September 30, 2018, Other income/(expenses) includes the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S.
(2)	In the three and nine months ended September 30, 2017, Financial income/(expenses) included the charge of $39 million and $56 million, respectively, related to the early redemption of Notes.
(3)

In the nine months ended September 30, 2018, basic and diluted earnings per common share include the positive impact of $399 million, net of taxes, of the pre-tax gain of $527 million related to the modification of a healthcare plan in the U.S. Excluding this impact, basic and diluted earnings per common share would have been $0.51.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of September 30, 2018, December 31, 2017 and January 1, 2017

(Unaudited)

(EU-IFRS)

($ million)	September 30, 2018	December 31, 2017(*)	January 1, 2017(*)
ASSETS
Intangible assets	5,482	5,644	5,504
Property, plant and equipment	6,091	6,830	6,278
Investments and other financial assets:	579	631	554
Investments accounted for using the equity method	545	590	505
Other investments and financial assets	34	41	49
Leased assets	1,772	1,845	1,907
Defined benefit plan assets	24	28	5
Deferred tax assets(1)	883	982	997

Total Non-current assets	14,831	15,960	15,245

Inventories	7,283	6,453	5,729
Trade receivables	474	496	623
Receivables from financing activities	18,365	19,795	18,614
Current tax receivables	306	303	430
Other current assets	1,420	1,501	1,234
Current financial assets:	119	77	95
Current securities	—	—	—
Other financial assets	119	77	95
Cash and cash equivalents	4,821	6,200	5,854

Total Current assets	32,788	34,825	32,579

Assets held for sale	10	13	22

TOTAL ASSETS	47,629	50,798	47,846

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	6,966	6,671	6,497
Non-controlling interests	25	13	10

Total Equity(1)	6,991	6,684	6,507

Provisions:	5,097	5,977	5,351
Employee benefits(1)	1,841	2,587	2,532
Other provisions	3,256	3,390	2,819
Debt:	24,089	26,014	25,434
Asset-backed financing	11,081	12,028	11,784
Other debt	13,008	13,986	13,650
Other financial liabilities	115	98	249
Trade payables	5,626	6,060	5,185
Current tax payables	134	86	229
Deferred tax liabilities	213	138	186
Other current liabilities	5,364	5,741	4,705
Liabilities held for sale	—	—	—

Total Liabilities	40,638	44,114	41,339

TOTAL EQUITY AND LIABILITIES	47,629	50,798	47,846

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).
(1)

In the nine months ended September 30, 2018, the provision for Employee benefits decreased by $527 million as a result of the modification of a healthcare plan in the U.S., with a corresponding reduction of $128 million in Deferred tax assets. As a consequence Total Equity increased by $399 million.

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Nine Months Ended September 30, 2018 and 2017

(Unaudited)

(EU-IFRS)

	Nine Months Ended September 30,
($ million)	2018	2017(*)
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	6,200	5,854

B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	1,117	290
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	892	885
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	—	6
Other non-cash items	(1)	(2)
Loss on repurchase/early redemption of notes	—	56
Dividends received	49	42
Change in provisions	(617)	87
Change in deferred income taxes	108	(89)
Change in items due to buy-back commitments(1)	24	24
Change in operating lease items(2)	59	47
Change in working capital	(1,467)	(848)

TOTAL	164	498

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(613)	(550)
Consolidated subsidiaries and other equity investments	—	(7)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	8	10
Net change in receivables from financing activities	443	237
Change in current securities	—	—
Other changes	231	(161)

TOTAL	69	(471)

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(936)	(1,223)
Capital increase	—	13
Dividends paid	(240)	(166)
(Purchase)/sale of treasury shares	(156)	(29)
(Purchase)/sale of ownership interests in subsidiaries	—	—

TOTAL	(1,332)	(1,405)

Translation exchange differences	(280)	305

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,379)	(1,073)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,821	4,781

Notes:

(*)	2017 figures have been recast following the retrospective adoption, on January 1, 2018, of the updated accounting standard for revenue recognition (IFRS 15).
(1)

Cash generated by the sale of vehicles under buy-back commitments, net of the amounts included in Profit/(loss), is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments before the end of the agreement and without repossession of the vehicle.

(2)	Cash from operating lease is recognized under operating activities in a single line item which includes capital expenditure, depreciation, write-down and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2017 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.